Atlas Copco

Press Release from the Atlas Copco Group

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Bengt K   Compressor Technique
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Joanna   Group Communications
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Atlas Copco acquires compressed air specialist for the marine industry

Stockholm, Sweden, October 11, 2005: Atlas Copco Internationaal B.V. has acquired Ketting Handel B.V. based in The Netherlands. It has a consolidated turnover of approximately MSEK 35 (MEUR 3.8) and 13 employees.

Ketting Handel B.V., established in 1962, is mainly active in the marine sector. It has experience in the design, assembly and maintenance of starting air packages and compressed air systems for use on board ships. It is a valued supplier to the European shipping market and is on the approved vendors list of various international ship owners, ship architects and ship yards.

Ketting Handel B.V. has been an Atlas Copco distributor for more than 20 years. See www.kettingbv.nl for further information.

"The acquisition is in line with our strategy to focus on the marine sector as a target market for growth and development. We will develop Ketting into a competence center for the marine business, offering our customers an extended product portfolio including starting air and working air," says Bengt Kvarnbäck, Business Area President, Atlas Copco Compressor Technique.

Ketting will become part of Atlas Copco Compressor Technique's Industrial Air division. Ketting Handel will remain the name of the company. The Atlas Copco brand will be introduced for Ketting's products.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Industrial Air is a division within the business area Compressor Technique of the Atlas Copco Group with the main production center located in Antwerp, Belgium. The division develops, manufactures and markets worldwide a vast range of oil-injected and oil-free air compressors and Quality Air Solutions used in all kinds of industries. Professional aftermarket support and air monitoring are equally part of the added value product offer. By nature and innovative design Industrial Air provides increased customer value and cares for the environment.